UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1933

(Amendment No. 7)

USA Compression Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

90290N109

(CUSIP number)

Sean Murphy, Chief Compliance Officer

c/o EIG Veteran Equity Aggregator, L.P.

600 New Hampshire Ave NW, STE. 1200

Washington, DC 20037

(202) 600-3304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person EIG Veteran Equity Aggregator, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 19,339,427 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 19,339,427 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 19,339,427 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.9% (2)
(14)	Type of reporting person (see instructions) PN

(1)

As of January 26, 2024, EIG Veteran Equity Aggregator, L.P. holds 387,010.94351 Series A Perpetual Preferred Units (the “Preferred Units”), which are convertible for an aggregate of 19,339,427 Common Units. Each Preferred Unit may be converted into a number of Common Units equal to $1,000 (plus accrued and unpaid distributions) divided by $20.0115.

(2)

Percentage calculation is based on the number of Common Units outstanding as of October 26, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 31, 2023, adjusted to include the Common Units issuable upon conversion of the Preferred Units, as well as the Common Units issued pursuant to the Converted Preferred Units (as defined below) and Exercised Warrant (as defined below).

Item 1. Security and Issuer.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed by the Reporting Person (as defined below) on February 4, 2019, as previously amended by Amendment No. 1 filed by the Reporting Person on February 1, 2021, Amendment No. 2 filed by the Reporting Person on February 1, 2022, Amendment No. 3 filed by the Reporting Person on May 2, 2022, Amendment No. 4 filed by the Reporting Person on March 3, 2023, Amendment No. 5 filed by the Reporting Person on October 31, 2023 and Amendment No. 6 filed by the Reporting Person on December 21, 2023 (collectively, the “Original Statement” and, together with this Amendment No. 7, this “Statement”), relating to the common units (the “Common Units”) representing limited partnership interests of USA Compression Partners, LP, a Delaware limited partnership (the “Issuer”), with principal executive offices at 111 Congress Avenue, Suite 2400, Austin, Texas 78701.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Original Statement.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of the Statement is hereby amended and restated with the following:

(a)

As of the date of this Statement, the Reporting Person beneficially owns an aggregate of 19,339,427 Common Units, or 15.9% of the total number of Common Units outstanding (adjusted to include the Common Units issuable upon conversion of the Preferred Units, as well as the Common Units issued pursuant to the conversion of 33,653.13 Preferred Units on January 12, 2024 (the “Converted Preferred Units”) and the exercise of a warrant on October 27, 2023 to acquire Common Units at an exercise price of $19.59 per unit (the “Exercised Warrant”)). Each Preferred Unit is convertible into a number of Common Units equal to $1,000 (plus accrued and unpaid distributions) divided by $20.0115. Common Units which are to be issued upon conversion of the Preferred Units are beneficially owned by the Reporting Person.

(c)

The following table sets forth the transactions effected by the Reporting Person in the Common Units within the past 60 days. All transactions listed below were effected as open market sales pursuant to Rule 144 under the Securities Act of 1933, as amended.

Seller	Date of Transaction	Number of Common Units Sold	Price per Common Unit
EIG Veteran Equity Aggregator, L.P.	November 27, 2023	39,643	$24.3597
EIG Veteran Equity Aggregator, L.P.	November 28, 2023	6,980	$24.0840
EIG Veteran Equity Aggregator, L.P.	November 30, 2023	7,159	$24.1136
EIG Veteran Equity Aggregator, L.P.	December 1, 2023	6,991	$24.0732
EIG Veteran Equity Aggregator, L.P.	December 4, 2023	18,278	$24.1427
EIG Veteran Equity Aggregator, L.P.	December 5, 2023	505	$24.0150
EIG Veteran Equity Aggregator, L.P.	December 11, 2023	19,283	$24.0607
EIG Veteran Equity Aggregator, L.P.	December 14, 2023	43,036	$24.0940
EIG Veteran Equity Aggregator, L.P.	December 15, 2023	63,100	$24.2543
EIG Veteran Equity Aggregator, L.P.	December 18, 2023	161,321	$24.1971
EIG Veteran Equity Aggregator, L.P.	December 19, 2023	29,531	$24.5118
EIG Veteran Equity Aggregator, L.P.	December 20, 2023	335,047	$25.1777
EIG Veteran Equity Aggregator, L.P.	December 21, 2023	392,317	$25.1170
EIG Veteran Equity Aggregator, L.P.	December 22, 2023	99,156	$24.2523
EIG Veteran Equity Aggregator, L.P.	December 26, 2023	298,441	$24.1024
EIG Veteran Equity Aggregator, L.P.	December 27, 2023	10,204	$24.1566
EIG Veteran Equity Aggregator, L.P.	December 28, 2023	793,628	$24.0002
EIG Veteran Equity Aggregator, L.P.	January 24, 2024	1,681,689	$25.1000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Materials to be Filed as Exhibits.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

Date: January 26, 2024

EIG VETERAN EQUITY AGGREGATOR, L.P.

By:	EIG Veteran Equity GP, LLC, its general partner

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title	Managing Director

By:	/s/ Nick Williams
Name:	Nick Williams
Title:	Senior Vice President